## Contact

mordechai@yarokhair.com

www.linkedin.com/in/mordechai-
alvow-81365789 (LinkedIn)

## Top Skills

Hair Styling

Hair Coloring

Hair Cutting

## Honors-Awards

Best Conditioner

Best Conditioner

# Mordechai Alvow

Renowned Hairstylist, Founder of Yarok Hair & Body Care. Certified
Aromatherapist & Green Beauty enthusiast
Hudson, New York, United States

## Summary

Mordechai Alvow is an editorial stylist and founder of YAROK
Plant Based Beauty, a green and botanically based approach to
restorative hair and body care. YAROK products are formulated
exclusively from organic, wild crafted, and responsibly harvested
plant ingredients that are handpicked for their medicinal and
sensory benefits.  YAROK, meaning "green" in Hebrew, is Alvow's
commitment to support and restore the earth.
Born and raised in Israel, first stop, LA ended and then to New York
City where he realized that is where he is inspired. His editorial
work and cover shoots for Sport's Illustrated Swimsuit Issue, WWD,
VOGUE, Allure, ELLE, In Style, Marie Claire and more. worked
on celebrity clients like, Naomi Watts, Catherine Zeta Jones, the
Williams sisters, super models like Alessandra Ambrosio, as well as
international runway shows of Alexander McQueen, Anna Sui, and
Yohji Yamamoto. Previously owned the MOTY MOTY Salon at the
swank Equinox Sports Club on Manhattan's Upper East Side where
the idea for YAROK, haircare brand was born.
YAROK represents the convergence of Mordechai's global
perspective, his intuitive styling approach and his ongoing quest
for performance-driven products that are healthy for both clients
and stylists. By modifying traditional recipes, YAROK products are
formulated exclusively from organic, wild crafted and otherwise
responsibly harvested plant ingredients. All of the ingredients are
handpicked for their medicinal and sensory benefits, and are sourced
from pristine locales around the world. YAROK products are only
created in small batches to preserve their freshness and maximize
their performance.
Originally based in New York City, Alvow has since relocated to
the countryside in Hudson, New York. Today, he and his son can
appreciate the beauty of nature up close.
"I encourage everyone to use green products that minimize waste
and help preserve nature," says Alvow, he appreciates the value of
high-quality body products for the entire family.

# Experience

## YAROK Plant-Based Beauty
Owner and Founder
2009 - Present (15 years)
Hudson NY

## Hair by Modechai Alvow
Celebrity/Editorial Hair Stylist
1987 - Present (37 years)

Advertising clients include Avon, Corbel, Hanes, Pottery Barn, SKYY Vodka, Sunglass Hut, The May Department Store Company, T-Mobile, Tommy Hilfiger, Victoria's Secret, Wrigley's Gum, Kohl's.

Runway styling work for Alexander McQueen, Ana Sui, Carmen Marc Valvo, Esteban Cortezar, Gideon Oberson, Roberto Cavalli, Rosa Cha, Victor Bellaish, Yohji Yamamoto, Victorya Hong.

Worked alongside renowned photographers such as Albert Giordan, Arnaldo Anaya Luca, Ben Shaul, Caroline Knopf, Daniela Federici, Elliston Lutz, Erez Sabag, George Kamper, Isabelle Garcia, Jeffrey Barone, Jill Greenberg, John Hubba, Josh Titus, Kit de Fever, Mateo Garcia, Michael Waring, Mollie McKool, Naomi Kaltman, Pamela Hanson,  Roxanne Lowitt, Sasha Eisenman, Caroline Knopf, Jordan Doner, Grace Huang, Alexo Wandael, Mike Ruiz, Dan Lecca, Karin Kohlberg, Douglas Friedman.

## MOTY MOTY
Owner
2000 - 2004 (4 years)

# Education

## Vidal Sassoon
Cosmetology/Cosmetologist, General · (1988 - 1989)

## Beauty School Israel
Cosmetology/Cosmetologist, General · (1986 - 1987)